

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Sean Clarke
President
Smoofi, Inc.
1031 Calle Recodo
Suite B
San Clemente, CA 92673

>   **Re: Smoofi, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 7, 2014**
>   **File No. 333-193220**

Dear Mr. Clarke:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Cover Page

1. We considered your response to comment 4 from our letter dated January 31, 2014, but we are unable to agree with your claim that the company should not be classified as a shell company. In this regard, we note that the company's significant asset is its website, but that the site is not yet functional. Moreover, you acquired this asset from an affiliate. On page 5, you disclose that your president and chief executive officer is your sole employee. We further note that no operations have commenced to date, that you have not begun to execute on your business plan and that you expect to market and provide services only after effectiveness of the registration statement and only to the extent that you are able to fund those efforts. With a view towards more detailed disclosure in MD&A, please provide us with a more precise accounting of how your expenses to date

have been directed at your business operations. It appears that most of your accrued expenses have been used for your organization and the filing of this registration statement. Until you begin to record revenues or expend a material amount of cash towards developing your business, your company is considered a shell company. Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

Prospectus Summary, page 5

2. Please disclose whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

3. Please revise your disclosure on page 5 that you "have not established or attempted to establish a source of equity or debt financing" to reflect that you have received debt financing to fund your basic working capital needs.

Risk Factors, page 9

Because we have only recently commenced operations…, page 10

4. You repeat the first paragraph twice. Please correct to avoid confusion.

The Offering, page 20

5. We note that all subscribed funds will be held in a noninterest-bearing account pending completion of the offering. Please clarify that any subscribed funds may be immediately utilized by the company prior to the completion of the offering.

Management's Discussion and Analysis or Plan of Operation, page 27

Liquidity, page 32

6. Please discuss the material terms of your recent debt financing, including the closing date and identity of the lenders.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director